Prospectus Supplement (to Prospectus dated March 4, 2004)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-107170

$125,000,000

Zenith National Insurance Corp.
5.75% Convertible Senior Notes Due 2023 and
Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement supplements the prospectus dated March 4, 2004, relating to the resale by certain of our securityholders of up to $125,000,000 aggregate principal amount at maturity of our 5.75% Convertible Senior Notes due 2023 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

        The information appearing under the heading "Selling Securityholders" in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

NAME OF SELLING SECURITY HOLDER	Principal Amount at Maturity of Notes Owned	Amount of Notes Offered Hereby	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned(1)(2)	Number of Shares of Common Stock That May Be Sold Hereunder(1)		Percentage of Common Stock Outstanding(3)
UBS AG London Branch	$10,000,000	$10,000,000	8.0%	400,000	400,000		2.1%

Total	$125,000,000	$125,000,000	100.0%	6,251,197	5,000,000	(5)	20.9	%(6)

(1)
Assumes conversion of all of the holder's notes at a conversion rate of 40 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes—Conversion Rights" in the accompanying prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Includes shares of common stock issuable upon conversion of the notes. Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(3)
Represents the number of shares of common stock that may be sold hereunder as a percentage of common stock outstanding. Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 18,910,499 common shares outstanding as of December 31, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(4)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5)
Represents the number of shares of common stock into which $125.0 million aggregate principal amount of notes would be convertible at the conversion rate described in footnote 1 above.

(6)
Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of December 31, 2003, plus the 5,000,000 shares of common stock into which the $125.0 million aggregate principal amount of notes is convertible.

        Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the "Risk Factors" section of the accompanying prospectus beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2004.